eric butler

Co-Founder at Eric's Energy Co.
Greater Seattle Area

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Hunniwater by Hunni Co.
University of Washington
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4 connections

Experience

Chief Operations Officer
Hunniwater by Hunni Co.
Oct 2013 – Present · 5 yrs 4 mos

Co-Founder
Eric's Energy Co.
Mar 2012 – Present · 6 yrs 11 mos

Education

University of Washington

Interests

Hunniwater by Hunni Co.
22 followers

University of Washington
435,176 followers

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